AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

SEC MAIL RECEIVED PROCESSING
WASH. D.C. 213 SECTION

82-34639

SEC#~~82-5258~~

06013932

SUPPL

18 May 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 17 May 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Tony Finn
Joint Company Secretary

17 May 2006

UPDATE ON ANIMAL HEALTH TRANSACTION

Further to the announcements made on 7 April 2006 and 24 April 2006, Agenix today announced that IDEXX Laboratories, Inc. is the party to which it has assigned the intellectual property of its AGEN Animal Health business, as well as granting certain distribution rights for its animal health diagnostic products.

IDEXX Laboratories, Inc. is a worldwide leader in the development and commercialisation of innovative technology-based products and services for veterinary, food and water applications. Headquartered in Westbrook, Maine in the United States, IDEXX conducts operations through 40 locations around the world, and employs over 3,000 people in full and part-time positions.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company is focused on developing a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging agent, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme.

Agenix employs 90 staff and sells human and animal products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com